United States securities and exchange commission logo





                              September 23, 2021

       Gianluca Tagliabue
       Chief Financial Officer
       Ermenegildo Zegna Holditalia S.p.A.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
Holditalia S.p.A.
                                                            Registration
Statement on Form F-4
                                                            Filed August 27,
2021
                                                            File No. 333-259139

       Dear Mr. Tagliabue:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       LETTER TO SHAREHOLDERS OF INVESTINDUSTRIAL ACQUISITION CORP., page i

   1. The first page of the letter to shareholders of IIAC notes that IIAC shareholders will be asked to consider and
vote upon, among other proposals, a proposal to authorize and approve the Merger and
the Plan of Merger in the form tabled at the General Meeting,
                                                        "which will be
substantially in the form attached to the accompanying proxy statement/prospectus as
Annex B." Please advise why the reference to "substantially in the form" and what
material differences may exist, if any.
   2. The fourth page of the letter to shareholders contains the statement that "[t]he Business
                                                        Combination Agreement
provides that Zegna   s obligation to consummate the Business
 Gianluca Tagliabue
FirstName LastNameGianluca   Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
Comapany 23,
September NameErmenegildo
              2021           Zegna Holditalia S.p.A.
September
Page 2    23, 2021 Page 2
FirstName LastName
         Combination is conditioned on the amount of cash in the Trust Account (net of the Cash
         Redemption Amount) together with the proceeds from the Forward Purchase Agreement and the PIPE Financing being equal to or greater than the sum of (i) 184,500,000 plus (ii)
         $400,000,000." Please supplement the disclosure to provide the total amount in both US dollars and Euros, assuming a stated conversion rate as of a recent practicable date.
3. Refer to the last paragraph of the fourth page of the letter to shareholders which indicates that the IIAC Sponsor and its Affiliates will hold approximately 11.0% of the total number of Ordinary Shares outstanding after the Business Combination based on certain assumptions described earlier in the paragraph. Please supplement this disclosure to illustrate what such parties will hold under a range of different assumptions.
Q: Why am I receiving this proxy statement/prospectus?, page 14

4. Revise the third bullet point to include the US dollar amount of the aggregate purchase price that is currently referenced in Euros.
Q: Why is IIAC proposing a Business Combination?, page 17

5. Please supplement the disclosure to explain the meaning of the phrase "which could leverage off a public currency to drive accretive acquisitions..." Summary, page 31

6. We note you present adjusted EBIT, a non-IFRS financial measures here and throughout the filing. Please provide cross-references to the related reconciliations of these measures to the most directly comparable IFRS measure, net income (loss). Summary Historical Financial Data of IIAC, page 48

7. We note the summary table presents a net loss and a net loss per share of Class B ordinary shares for the six months ended June 30, 2021; however, the statement of operations on page F-3 presents net income and net income per share of Class B ordinary shares for the same period. Please correct the discrepancies in the financial information presented.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

8. Please present summary pro forma financial information as referenced in this section.
Background of the Business Combination, page 100

9. Disclosure on page 105 indicates that Mediobanca served as a financial advisor to the
         IIAC Board and provided a fairness opinion. Disclosure on page 104 indicates that IIAC also hired Goldman Sachs Bank Europe, SE - Succursale Italiana as a fairness advisor.
         Page 105 provides similar disclosure regarding J.P. Morgan. Please expand to explain what role these additional advisors served and how such roles were different from that of
         Mediobanca. Please advise what consideration was given to disclosing the compensation
 Gianluca Tagliabue
FirstName LastNameGianluca   Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
Comapany 23,
September NameErmenegildo
              2021           Zegna Holditalia S.p.A.
September
Page 3    23, 2021 Page 3
FirstName LastName
         these two additional advisors received for their advisory services.
10. Disclosure in the fourth to last paragraph on page 104 appears to indicate that IIAC engaged Goldman Sachs and J.P. Morgan, among other parties, as placement agents for the PIPE Financing. With a view towards risk factor disclosure, please advise what conflicts of interest may exist or arise as a result of Goldman Sachs' and J.P. Morgan's roles as both placement agents on the PIPE Financing and advisors on the proposed
         Business Combination with Zegna. Specifically, please address via disclosure how IIAC's board was able to conclude that these parties are able to provide objective advice regarding the merits of the Business Combination if the fees they, or in the case of
         Goldman Sachs', its affiliate, will receive from the Private Placement are dependent on consummation of the Business Combination.
Certain Unaudited Zegna Prospective Financial Information, page 116

11. Refer to the last paragraph on page 116 and the carry over paragraph on the top of page
         117. Please revise the assumptions described in this paragraph to provide greater detail and quantify where possible. Sufficient quantifiable information should be disclosed to enable investors to properly evaluate and assess the merits and quality of the Projections and consequently the merits and quality of the various financial analyses conducted by
         Mediabanca which necessarily rely on such projections, e.g. the discounted cash flow analysis. We may have further comments based on the adequacy of the revised disclosure.
Opinion of IIAC's Financial Advisor, page 119

12. Refer to the disclosure in the second to last paragraph on page 122 indicating that
         Mediobanca's opinion "was addressed exclusively to the IIAC Board and therefore does not confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose,
without Mediobanca   s
         express consent." Please also refer to similar language contained in Mediobanca's opinion contained in Annex G. Please disclose in the proxy statement, if true, that
         Mediobanca has consented to use of its materials in the filing.
Other Matters, page 126

13. Disclosure in the first paragraph of this section indicates that "pursuant to its engagement by IIAC, Mediobanca is entitled to a fee in line with market practice for this kind of service. Half of the fee shall be paid upon the earlier of the completion of the Transactions or December 31, 2021, and the remaining portion shall be paid at the completion of the
         Transactions." Please revise to quantify this fee. Refer to Item 4(b) of Form F-4 and Item
         1015(b)(4) of Regulation M-A. While we note the disclosure in the last sentence on page
         127, the referenced Euro 1.6 million appears to include such fee but does not specifically disclose such fee. In responding to this question, please also advise if the reference to
         "market practice" in the first sentence of this comment is referring to market practice for
 Gianluca Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
September 23, 2021
Page 4
         financial advisors from Italy or market practice for financial advisors working on transactions of similar dollar size.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 177

14.      We note Zegna   s historical financial statements do not reflect
certain transactions that will
         occur in conjunction with the proposed merger with IIAC. In order for the public shareholders of IIAC to better understand and evaluate the acquisition that they are voting on, it appears to us you should revise the pro forma balance sheet and the pro forma statement of operations to more clearly present the financial position and results of operations of Zegna that the public shareholders of IIAC will own. In this regard, it appears to us you should revise the pro forma financial statements to present historical amounts for Zegna, a column that reflects the transactions not yet
reflected in Zegna   s
         historical financial statements, including the Dispositions (notes 3(A) and 3(AA)) and the capital distribution (note 3(K)), and a subtotal column for Zegna to reflect those transactions before presenting the historical amounts for IIAC and the related pro forma adjustments and totals.
15. Based on the material impact the capital distribution will have on the liquidity of the post-
         merger entity, please more fully address the following here and in the forepart of the registration statement:
             Explain the reason why Zegna will acquire shares from Monterubello, including how the amount of the cash consideration was determined;
             Disclose Monterubello   s ownership interests before and after the
capital distribution;
              and
             Address the potential risks and consequences of using a majority of the proceeds from the IIAC public shareholders, the proceeds from the IIAC Sponsor, and the proceeds from the PIPE investors to essentially fund a dividend to the controlling shareholder of Zegna rather than fund the post-merger entity. Basis of Presentation, page 179

16. Please revise the table that summarizes the number of Ordinary Shares outstanding under the two redemption scenarios, presented on page 181 and throughout the filing, to clarify the following, if accurate:
           Revise note (1) to clarify the number of shares related to the Zegna Shareholders is subsequent to the capital distribution in which Zegna will acquire 54,600,000 ordinary shares from Monterubello for cash; and
FirstName
           LastNameGianluca         Tagliabue
            Revise note (2) to clarify the number of shares related to the IIAC Sponsor excludes
Comapany 5,031,250
            NameErmenegildo
                       ordinary Zegna
                                 shares Holditalia
                                        that will beS.p.A.
                                                     held in escrow and are
subject to release if
            certain
September 23,   2021targets
                      Page are
                            4 attained.
FirstName LastName
 Gianluca Tagliabue
FirstName LastNameGianluca   Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
Comapany 23,
September NameErmenegildo
              2021           Zegna Holditalia S.p.A.
September
Page 5    23, 2021 Page 5
FirstName LastName
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 186

17. We note your disclosure that you have not reflected the income tax effects of the pro forma adjustments based on the statutory rate in effect for the historical periods presented.
         Please revise your disclosure to more fully address your determination that this information is not meaningful in relation to the significant losses incurred during historical periods presented. In this regard, we note that although Zegna incurred a loss during the most recent year presented, they also recorded material income tax expenses.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (A), page 189

18.      Please revise your footnote to:
             Clarify the manner in which E.Z Real Estate S.r.l. and the equity interest in Elah
             Dufour S.p.A. are being disposed of; and Specifically identify and quantify the adjustments that reflect the future contractual
             arrangements between Zegna and E.Z. Real Estate S.r.l., including, but not limited to, how your pro forma adjustments address right of use assets, lease liabilities, and amortization of right of use assets due to Zegna continuing to lease from E.Z. Real
             Estate S.r.l.. This comment is also applicable to adjustment (AA). Adjustment (M), page 191

19. Please disclose the specific terms and conditions associated with the Escrowed Shares and quantify the key assumptions you used to determine their estimated fair value.
         Please also more fully explain the accounting for the shares, including, if applicable, the potential impact that changes in the per share market price of the post merger entity could have on the estimated fair value of the shares and on the pro forma financial statements.

Adjustment (O), page 192

20. Please provide a reconciliation of the net assets of IIAC at the balance sheet date under both redemption scenarios disclosed here relative to IIAC's historical balance sheet. We note the amounts disclosed in note (O) appear to include the additional shares to be purchased by the Sponsor.
21. Please revise your disclosures to more clearly explain the primary reason for the material listing expense. In this regard, it appears that the material listing expense is essentially due to the fact that the fair value of the common shares being issued to the IIAC Sponsors is substantial greater than the amount the IIAC Sponsors paid to acquire their shares of
         IIAC.
 Gianluca Tagliabue
FirstName LastNameGianluca   Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
Comapany 23,
September NameErmenegildo
              2021           Zegna Holditalia S.p.A.
September
Page 6    23, 2021 Page 6
FirstName LastName
4. Net Loss per Share , page 193

22. Please revise the footnotes to the table to quantify any outstanding options, warrants and
         Earnout Shares that have been excluded from the calculations of pro forma diluted loss per share amounts because they are anti-dilutive.
Adjustment (EE), page 193

23.      Please cross-reference your disclosure to adjustment (M).
Zegna's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 228

24. When fluctuations in line items are due to more than one reason, please revise your disclosures, as applicable, to quantify each material factor that you identify as contributing to the change from period-to-period. This comment is also applicable to your disclosures related to Results by Segment on page 241.
Income Taxes, page 239

25. Please expand your disclosure to more fully explain the reason why you present your effective tax rate net of the Italian Regional Income Tax.
Net Financial Indebtedness, page 246

26. To the extent net financial indebtedness is a defined component of your debt covenants, as noted on page 248, please tell us your consideration for disclosing the actual ratio and the required ratio specified in the debt covenants.
Investindustrial Acquisition Corporation Audited Financial Statements Statement of Cash Flows, page F-26

27. Please revise the supplemental disclosure of noncash investing and financing activities to include the initial fair value of the warrant liability.
Note 2. Restatement of Previously Issued Financial Statements, page F-31

28. It appears that the first sentence after the table on page F-32 is not complete. Please revise your disclosure as appropriate.

Ermenegildo Zegna Holditalia S.p.A Audited Consolidated Financial Statements General, page F-43

29. Please provide updated interim financial statements and related disclosures to the extent required by Item 8.A.5 of Form 20-F.
 Gianluca Tagliabue
FirstName LastNameGianluca   Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
Comapany 23,
September NameErmenegildo
              2021           Zegna Holditalia S.p.A.
September
Page 7    23, 2021 Page 7
FirstName LastName
7. Revenues, page F-80

30. Please tell us what consideration you have given to disaggregated revenue disclosures by product line and by sales channel. Refer to IFRS 15.114-115. It also appears to us you should revise your disclosures in MD&A related to Revenues to disclose and discuss the factors that impacted changes in revenues based on product line and sales channel during each period presented.
General

31. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
32. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

33. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
34. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
35.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
36. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
37.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
38. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis
 Gianluca Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
September 23, 2021
Page 8
      showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
39. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
40. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
41. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
42. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
43. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
      combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
      participate in the private placement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameGianluca Tagliabue
                                                             Division of
Corporation Finance
Comapany NameErmenegildo Zegna Holditalia S.p.A.
                                                             Office of
Manufacturing
September 23, 2021 Page 8
cc:       Scott D Miller
FirstName LastName